KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

AUDITORS' REPORT

To the Board of Directors of Taseko Mines Limited

Under date of March 31, 2010, we reported on the consolidated balance sheets of Taseko Mines Limited (the “Company”) as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for the year ended December 31, 2009, the fifteen months ended December 31, 2008 and the year ended September 30, 2007. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation With United States Generally Accepted Accounting Principles”. This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants

Vancouver, Canada
September 17, 2010

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

TASEKO MINES LIMITED
RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

Taseko Mines Limited (the “Company”) prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which principles differ in certain respects from those applicable in the United States (“US GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”). Had the Company followed US GAAP, certain items on the consolidated statements of operations and comprehensive income (loss) and balance sheets would have been reported as follows:

	Year ended	15 months ended	Year ended
	December 31	December 31	September 30
Consolidated Statements of Operations	2009	2008	2007

Earnings for the period under Canadian GAAP	$10,561	$3,510	$48,262
Adjustments under US GAAP
Interest accretion on convertible debt (a)	(898)	2,938	2,922
Amortization of deferred financing costs (a)	(312)	(580)	(468)
Foreign exchange gain (loss) on convertible debt (a)	2,977	(363)	330
Amortization of property, plant and equipment (b)	-	-	(44)
Asset retirement obligation change of estimate (b)	-	-	(4,538)
Reduction of gain on convertible bond repurchase (a)	(3,707)	-	-

Earnings for the period under US GAAP	$8,621	$5,505	$46,464

Other comprehensive income (loss) under Canadian and US GAAP – no differences	$11,256	$(9,018)	$2,338

Total comprehensive income (loss) under US GAAP	$19,877	$(3,513)	$48,802

Earnings per Share

Earnings per share for the period under US GAAP	$0.05	$0.04	$0.36
Diluted earnings per share for the period under US GAAP	$0.05	$0.04	$0.33

TASEKO MINES LIMITED
RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

	As at	As at
Consolidated Balance Sheets	December 31,	December 31,
	2009	2008
Total assets under Canadian GAAP	$535,095	$478,245
Adjustments under US GAAP
Deferred financing costs	-	312
Total assets under US GAAP	$535,095	$478,557

Total liabilities under Canadian GAAP	$238,402	$243,338
Adjustments under US GAAP
Convertible debenture presented as debt (a)	-	1,321
Total liabilities under US GAAP	$238,402	$244,659

Total shareholders' equity under Canadian GAAP	$296,693	$234,907
Adjustments under US GAAP
Convertible debenture presented as debt (a)	1,628	(3,896)
Deferred financing costs presented as asset (a)	312	892
Current year income statement adjustments under US GAAP	(1,940)	1,995

Total shareholders' equity under US GAAP	$296,693	$233,898

There are no material differences between Canadian GAAP and US GAAP to total operating, investing or financing cash flows in the consolidated statements of cash flows.

(a)	Convertible debt

Pursuant to Canadian GAAP, the convertible instruments disclosed in note 14 of the consolidated financial statements for the year ended December 31, 2009 require the bifurcation of its equity and debt components whereas under US GAAP, there would be no requirement to bifurcate the instrument. Therefore, under US GAAP, all of the value would be attributed to the debt component.

Under Canadian GAAP, the accretion of the residual carrying value of the convertible instrument to the face value of the convertible instrument over the life of the instrument is charged to operations. Under US GAAP, no such accretion would be required.

Under US GAAP, effective on January 1, 2009 (“Effective Date”), a convertible instrument’s underlying unit (“conversion feature”) is not considered to be indexed to the Company’s own shares if it is denominated in a currency other than the Company’s functional currency. If the conversion feature is considered not to be indexed to the Company’s shares, it must be separated from the host contract and accounted for as a derivative instrument under the new guidance.

Since the US$30,000 Convertible Bond’s (the “Bonds”) conversion share price was stated in US dollars and the Company’s functional currency is the Canadian dollar, the Company separated and accounted for the conversion feature as a separate derivative instrument to comply with the new guidance.

TASEKO MINES LIMITED
RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

As a result, the Company has determined the value of the derivative liability related to the conversion feature and the revised value of the debt under US GAAP as at the Effective Date. The guidance requires retrospective application without restatement. Therefore, a cumulative adjustment has been recorded to opening deficit to reflect the impact of the adoption of this guidance on prior period earnings. The amounts recognized in the consolidated balance sheet under US GAAP are determined based on the amounts that would have been recognized if the guidance had been applied from August 29, 2006, the original issuance date of the Bonds (“Issuance Date”).

Accordingly, the following cumulative adjustments were recorded as at the Effective Date for US GAAP purposes:

  the fair value of the conversion feature in the amount of $21 was bifurcated from the Bonds and reflected as a derivative liability;

  a net $1,649 decrease to the Bonds to reflect the reduced carrying value of the Bonds under US GAAP; and

  a cumulative adjustment to reduce opening deficit by $1,628.

During the year ended December 31, 2009, all of the Bonds were repurchased or redeemed. Under Canadian GAAP, the Company allocated the consideration paid on the extinguishment of the Bonds to the liability and equity elements of the security based on their relative fair values at the date of the transaction. A gain of $1,630 which was attributed to the liability portion was recorded in the Company’s statement of operations as a result of the convertible bond redemptions. A gain of $2,169 which was attributed to the equity portion was recorded in contributed surplus as a result of the convertible bond redemptions.

For US GAAP purposes, the Company reversed $3,707 of the total gain on settlement of the Bonds and the derivative liability related to the conversion feature. In addition, the Company recognized a foreign exchange gain of $2,977 on the repurchase of the Bonds under US GAAP.

Accretion expense of $1,260 (2008 – $2,938, 2007 – $2,922) recorded under Canadian GAAP has been reversed for US GAAP purposes. This reversal was offset by the $2,158 in accretion expense recognized during the year under US GAAP resulting in a net adjustment to interest accretion on convertible debt of $898.

Under US GAAP, deferred financing costs are separately disclosed as an asset, whereas under Canadian GAAP, effective October 1, 2006, such costs are netted against the associated debt. Accordingly, amortization of deferred financing costs of $312 was recorded for the year under US GAAP (2008 – $580, 2007 – $468).

TASEKO MINES LIMITED
RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

(b)	Site closure and reclamation costs

During the year ended September 30, 2007, the Company extended the life of the Gibraltar mine resulting in a revision to the timing of the expected reclamation activities and ultimately in a reduction of the site closure and reclamation cost liability. For Canadian GAAP purposes, an income inclusion of $4,570 was recognized as a result of this change in estimate as the decrease in the site closure and reclamation cost liability exceeded the carrying value of the associated asset included in property, plant and equipment. For US GAAP purposes, an amortization of $44 was recorded prior to the mine life extension and the remaining unamortized balance of the asset included in the property, plant and equipment, being $4,538, was reduced to $Nil as a result of the reduction of the site closure and reclamation cost liability.

(c)	Current assets

Balance Sheets

For Canadian GAAP purposes, the Company combines all accounts receivables on the consolidated balance sheets. The form and content of financial statements as presented in Regulation S-X, Rule 5-02 requires segregation of current assets based on their nature and materiality. The information with respect to receivables as required by US GAAP at December 31, 2009 and 2008 is as follows:

	2009	2008

Trade receivables	$10,802	$-
GST receivables	1,378	1,160
Other receivables	325	3,446
Total accounts receivable	$12,505	$4,606

Statements of Cash Flows

Cash flows from receivables are included in aggregate in the consolidated statement of cash flows as a component of changes in operating working capital. The detailed cash flows for each of the periods presented are as follows:

	2009	2008	2007
Decrease (increase) in trade receivables	$(10,802)	$6,909	$500
Decrease (increase) in GST receivable	(218)	2,207	(1,897)
Decrease (increase) in other receivables	3,121	(1,701)	(1,282)
Total decrease (increase) in accounts
receivable	$(7,899)	$7,415	$(2,679)

TASEKO MINES LIMITED
RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

(d)	Current Liabilities

Balance Sheets

For Canadian GAAP purposes, the Company combines accounts payable and accrued liabilities on the consolidated balance sheets. The form and content of financial statements as presented in Regulation S-X, Rule 5-02 requires segregation of payables and other current liabilities based on their nature and materiality. The information with respect to current payables and accrued current liabilities as required by US GAAP at December 31, 2009 and 2008 is as follows:

	2009	2008

Concentrate payable	$-	$18,260
Trade payables	5,008	15,428
Accrued liabilities	7,685	16,012
Payroll liabilities	2,034	3,296
Other payables	94	40
Total accounts payable and accrued liabilities	$14,821	$53,036

Statements of Cash Flows

Cash flows from accounts payables and accrued liabilities are included in aggregate in the consolidated statement of cash flows as a component of changes in operating working capital. The detailed cash flows for each of the periods presented are as follows:

	2009	2008	2007
Increase (decrease) in concentrate
payable	$(18,260)	$18,260	$-
Increase (decrease) in trade payables	(10,420)	2,973	4,514
Increase (decrease) in accrued liabilities	(8,328)	(931)	2,927
Increase (decrease) in payroll liabilities	(1,262)	2,264	1,032
Increase (decrease) in other payables	54	37	26
Total increase (decrease) in accounts payable and accrued liabilities	$(38,216)	$22,603	$8,499

(e)	Shareholders’ Equity

Regulation S-X, Rule 5-02 requires various details related to common shares be disclosed on the face of the balance sheet. This includes the title of issue and number of shares authorized, the par value of authorized shares, and the number of shares issued or outstanding. For Canadian GAAP purposes, the title of issue and number of shares authorized are disclosed in note 18 of the consolidated financial statements for the year ended December 31, 2009. The number of shares outstanding is reported in the consolidated statement of shareholders’ equity.

TASEKO MINES LIMITED
RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

(f)	Significant Risks and Uncertainties

US GAAP requires the disclosure of concentrations of labour subject to collective bargaining agreements (“CBA”).

All hourly employees at the Gibraltar Mine are members of the National Automobile, Aerospace, Transportation and General Workers Union of Canada (CAW-Canada), Local 3018 who are covered by a CBA and account for 78% of Gibraltar employees. On June 1, 2007, a new five-year collective agreement was ratified, replacing the previous three-year deal which expired May 31, 2008.

In total, 78 % of the Company’s employees are subject to the CBA.

(g)	Accounting for Uncertain Tax Positions and Reconciliations of Unrecognized Tax Benefits:

FASB ASC topic 740, Income Taxes (ASC 740) prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if the position is more likely than not of being sustained on audit, based on the technical merits of the position. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of ASC 740, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit.

The Company has evaluated all uncertain tax positions and has determined that the unrecognized tax benefits at December 31, 2009 were $32,299 (2008 — $30,685). These unrecognized tax benefits, if recognized, would affect the Company’s effective tax rate. The Company recognizes potential interest and penalties related to income tax matters as part of income taxes payable. As at December 31, 2009, the Company has accrued $8,137 (2008 — $6,396) for interest and penalties. Tax years ranging from 2005 to 2009 remain subject to examination in Canada.

Reconciliation of unrecognized tax benefits

		Fifteen months
	Year ended	ended
	December 31, 2009	December 31, 2008

Unrecognized tax benefits, opening balance	$30,685	$24,965
Reclassifications within tax provision	-	4,005
Gross increases (decreases) — tax positions in prior period	(167)	462
Gross increases — tax positions in current period	1,781	2,921
Amounts derecognized during period	-	(1,668)
Unrecognized tax benefits, ending balance	$32,299	$30,685

Subsequent to year end, the provision for certain unrecognized tax benefits was reversed as disclosed in note k (iv).

TASEKO MINES LIMITED
RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

(h)	Share Purchase Option Plan

The Company has a share purchase option compensation plan (the “Plan”) as described in note 18(c) to the consolidated financial statements for the year ended December 31, 2009.

Additional disclosures in respect of the aggregate intrinsic value of options required under US GAAP are as follows:

Aggregate intrinsic value as at	December 31,	December 31,	September 30,
	2009	2008	2007
Closing balance of options outstanding at period end	$31,774	$-	$14,819
Options exercisable at period end	$17,818	$-	$9,369

The weighted average remaining contractual term of options exercisable at December 31, 2009 is 2.71 years (2008 – 2.88 years, 2007 – 3.13 years).

The weighted average grant date fair value of options granted during the year was $0.75 per option (2008 -$1.11, 2007 -$1.80) . The total intrinsic value of options exercised during the year was $2,438 (2008 -$670. 2007 - $1,932).

i)	Unrecognized Stock Compensation

As of December 31, 2009, there was $2,654 of unrecognized compensation cost, net of estimated forfeitures, related to unvested share-based compensation arrangements. The cost is expected to be recognized over a weighted average period of approximately 3.17 years.

ii)	Stock Option Modification

On December 10, 2008, the Company granted 5,460,050 options to its employees, management, and service providers with an exercise price of $1.00, vesting over 3 years from the grant date and expiring over 3 to 5 years from the grant date. On December 11, 2008, the Company issued letters to directors, employees, and service providers requesting the cancellation of 5,902,500 stock options effective December 19, 2008. The options were cancelled to make room in the stock option plan for the annual grant for the directors of the Company.

The issuance and subsequent cancellation of stock options in December 2008 was treated as a modification for accounting purposes under both Canadian and US GAAP. This treatment resulted in the recognition of only the incremental fair value of the new grant over the fair value of the existing options at the date of cancellation in the amount of $462 during the year ended December 31, 2008. Further, the remaining grant-date fair value relating to the cancelled options in the amount of $893 continued to be recognized over the original vesting period during the year ended December 31, 2009.

TASEKO MINES LIMITED
RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

(i)	Impact of recently adopted United States accounting pronouncements

(i)
On July 1, 2009, the Financial Accounting Standards Board’s (FASB) codification of US GAAP was launched as the sole source of authoritative non-governmental US GAAP. The Accounting Standards Codification (“ASC”) is not intended to change US GAAP, but rather reorganize existing guidance by accounting topic to allow easier identification of applicable standards.

(ii)
In December 2007, FASB amended the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. The new standard expanded the definition of a business and a business combination; requires recognition of assets acquired, liabilities assumed, and contingent consideration at their fair value on the acquisition date; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination and expensed as incurred; requires in-process research and development to be capitalized at fair value as an intangible asset; and requires that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for taxes. The new standard also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This new standard is effective for the Company’s 2009 fiscal year. Upon adoption, the new standard did not have a material effect on the Company’s consolidated financial statements since the Company did not have any business combinations during the fiscal year ended December 31, 2009.

(iii)
In December 2007, FASB issued a new accounting and reporting standard for the non- controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The new standard establishes disclosure requirements that clearly identify and distinguish between the controlling and non-controlling interests and requires the separate disclosure of income attributable to controlling and non-controlling interests. This new standard is effective for the Company’s 2009 fiscal year. Upon adoption, the new standard did not have a material effect on the Company’s consolidated financial statements since the Company did not have any non-controlling interest in its subsidiaries during the fiscal year ended December 31, 2009.

(iv)
In March 2008, FASB changed the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivatives instruments and how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. This new standard is effective for the Company’s 2009 fiscal year. To the extent the required information was not previously disclosed in the fiscal 2008 consolidated financial statements, the Company incorporated the new disclosures in note 19 to the consolidated financial statements.

(v)
In June 2008, FASB provided guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock for purposes of determining whether the equity-linked financial instrument (or embedded feature) should be accounted for as a derivative instrument separated from the host contract. This new standard is effective for the Company’s 2009 fiscal year. The Company adopted this standard and the adjustments are disclosed in note (a) above.

TASEKO MINES LIMITED
RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

(j)	United States accounting pronouncements to be adopted

(i)	Measuring Fair Value of Liabilities

In August 2009, FASB issued a new standard related to measuring fair values of liabilities, which is effective prospectively in the Company’s 2010 fiscal year, with early adoption permitted. The new standard requires that the fair value of liabilities be measured under the assumption that the liability is transferred to a market participant. It provides further clarification that the fair value measurement of a liability should assume transfer to a market participant as of the measurement date without settlement with the counterparty. Therefore, the fair value of the liability shall reflect non-performance risk, including but not limited to a reporting entity’s own credit risk. The Company is currently reviewing the provisions of this standard but does not expect the adoption to have a material effect on its consolidated results of operations, cash flows or financial position.

(ii)	Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities

In December 2008, FASB issued guidance for the purpose of improving the transparency of transfers of financial assets and an enterprise’s involvement with variable interest entities (“VIEs”), including qualifying special-purpose entities (“QSPEs”). The impact on our financial reporting requirements is limited to the new VIE disclosures.

These statements eliminate the concept of a qualifying special-purpose entity, establish new criteria for the consolidation of VIEs, and create more stringent conditions for the treatment of transfers of financial assets. The statements are significant for entities that have interests in potential VIEs or engage in transfers of financial assets.

Additional disclosure requirements are intended to assist financial statement users in understanding the significant judgments and assumptions made in determining whether a company must consolidate and/or disclose information about its involvement with a VIE.

The statements are effective for the Company’s 2010 fiscal year, and for subsequent interim and annual reporting periods. Early adoption is prohibited. The Company is currently reviewing the provisions of this standard but does not expect the adoption to have a material effect on its consolidated results of operations, cash flows or financial position.

(k)	Subsequent Events

(i)	Repayment of Credit Facility

The Company has a long term credit facility as described in note 17 to the consolidated financial statements for the year ended December 31, 2009. On March 31, 2010, the Company prepaid the Facility in full.

TASEKO MINES LIMITED
RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

(ii)	Gibraltar Joint Venture

On March 31, 2010 (the “Effective Date”), the Company signed a Joint Venture Formation Agreement (the “Agreement”) with Cariboo Copper Corp. (“Cariboo”) to establish an unincorporated joint venture, the Gibraltar Joint Venture (the “Joint Venture”), over the Gibraltar Mine in which the Company and Cariboo (the “Joint Venturers”) will hold 75% and 25% beneficial interest in the Joint Venture, respectively. Under the Agreement, the Company contributed certain assets and liabilities pertaining to the Gibraltar Mine with a deemed fair value of $747,245 to the Joint Venture at the Effective Date. Cariboo paid the Company $186,811 to obtain a 25% interest in the Joint Venture. The Company continues to be the operator of the Gibraltar Mine.The assets and liabilities contributed by the Company into the Joint Venture were mineral property interests, plant and equipment, inventory, prepaid expenses, reclamation deposits, capital lease obligations and site closure and reclamation obligations.

As part of the Agreement, the Joint Venture entered into an off-take agreement with Cariboo for the treatment and refining of certain of copper concentrate from the Gibraltar Mine. Under the terms of the off-take agreement, the Joint Venture has secured long-term and fixed rates for processing copper concentrate. The Joint Venture has the right to price payable copper within the concentrate based on a quotational period, declared prior to, and covering each ensuing calendar year.

(iii)	Franco-Nevada Gold Stream Transaction

In May 2010, the Company entered into a gold production stream transaction with Franco-Nevada Corporation ("Franco Nevada") under which Franco-Nevada purchased a gold stream covering 22% of the life-of-mine gold to be produced by the Company from its proposed Prosperity Gold and Copper Mine. Commencing with the construction of the Prosperity Mine, the Company is to receive from Franco-Nevada funding in staged deposits totaling US$350,000 (the "Deposit"). Upon delivery of gold to Franco Nevada once the Prosperity Mine is in production, fixed price payments are to be made to the Company equal to the lesser of US$400 per ounce and the spot price at the time of sale (subject to certain adjustments).

Under the terms of the agreements with Franco-Nevada, the unpaid amount of the Deposit will remain refundable until it is reduced to nil. The Deposit will be reduced by an amount equal to the difference between the spot price of gold and the US$400 per ounce fixed price, multiplied by the total ounces of gold delivered to Franco-Nevada. If at the end of the initial 40–year term of the arrangement the Deposit has not been reduced to nil, the Company is to refund the outstanding portion of the Deposit to Franco-Nevada.

(iv)	Tax and Interest Recoveries

During the six months ended June 30, 2010, provisions for certain long term income tax liabilities and associated interest relating to historical tax estimates for the 2004 fiscal year for one of the Company’s subsidiaries were reversed. Management believes the likelihood of this provision being realized would be unlikely. Consequently, the Company included the reversal of this tax provision in its statement of operations for the six months ended June 30, 2010 and recognized a reversal of income tax in the amount of $22,523 and interest in the amount of $8,098.